UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐  Form N-SAR   ☐ Form N-CSR

For Period Ended:  December 31, 2011

☐       Transition Report on Form 10-K
☐       Transition Report on Form 20-F
☐       Transition Report on Form 11-K
☐       Transition Report on Form 10-Q
☐       Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

INTERNAL FIXATION SYSTEMS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

5901 SW 74th Street, Suite 408

Address of Principal Executive Office (Street and Number)

South Miami, Florida 33143

City, State and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

a)	☒ The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
b)
☒ The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following  the  prescribed  due date; or the subject  quarterly report or transition report on Form 10-Q or  portion  thereof  will be filed on or before the fifth  calendar  day following the prescribed due date; and

c)	☐ The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-K for the year ended December 31, 2011 could not be filed without unreasonable effort or expense within the prescribed time period because management and the company's auditor require additional time to compile and verify the data required to be included in the report.  We expect to file the Form 10-K within the time period permitted by Rule 12b-25.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laura Cattabriga	786	268-0995
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   Yes  ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTERNAL FIXATION SYSTEMS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2012	By:	/s/ Laura Cattabriga
Laura Cattabriga, Principal Financial Officer